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June 3, 2014

Mollie Duckworth TEL: 5123222551 FAX: 5123228362 mollie.duckworth@bakerbotts.com

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	ZS Pharma, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-195961

Ladies and Gentlemen:

This letter relates to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as amended through Amendment No. 1 filed on May 30, 2014. On behalf of the Company, we hereby submit for the Securities and Exchange Commission’s review the currently expected offering terms to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) relating to the Company’s proposed initial public offering (the “Offering”). These pricing terms will be included in a future amendment to the Registration Statement. The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum amount of securities to be offered as of June 3, 2014. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease. Please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and common stock number information.

The Company seeks confirmation from the staff of the Division of Corporation Finance that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

To the extent that you have any questions regarding this letter, please do not hesitate to contact me at (512) 322-2551.

June 3, 2014

Very truly yours,

/s/ Mollie Duckworth
Mollie Duckworth

MD:

Enclosures

cc:	Mr. Michael L. Bengtson, Baker Botts L.L.P.

Mr. Alan F. Denenberg, Davis Polk & Wardwell LLP